# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 05/27/2026
Amends the filing with accession number 0001493152-25-026738
Filed by CIK 0001065521
Persons authorized to receive notices and communications: Stephen Lam, 69 Grosvenor St., Mayfair, London, United Kingdom (X0), W1K 3JP, 44 0207 629 0431

## Reporting persons
- SoftBank Group Corp. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 39,825,312; sole dispositive power 0; shared dispositive power 39,825,312; aggregate amount beneficially owned 39,825,312 (31.3% of the class)
- SB Investment Advisers (US) Inc. (CIK 0001730859): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SVF Sponsor III (DE) LLC (CIK 0001838428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SB Global Advisers Limited (CIK 0001883884): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (15.7% of the class)
- SoftBank Vision Fund II-2 L.P. (CIK 0001787613): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (15.7% of the class)
- SVF II Aggregator (Jersey) L.P. (CIK 0001883559): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (15.7% of the class)
- SVF II Holdings (DE) LLC (CIK 0001883900): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (15.7% of the class)
- SVF II SPAC Investment 3 (DE) LLC (CIK 0001934312): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (15.7% of the class)
- Silver Brick Management PTE. LTD. (CIK 0001991269): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (1.6% of the class)
- SB Northstar LP (CIK 0001818296): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (1.6% of the class)
- SVF II Strategic Investments AIV LLC (CIK 0001986690): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,825,312; sole dispositive power 0; shared dispositive power 17,825,312; aggregate amount beneficially owned 17,825,312 (14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Comment:
EXPLANATORY NOTE

This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 17, 2022 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5(a).

The information presented herein sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, based on 127,215,411 shares of Class A Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Reporting on Form 10-Q filed on May 6, 2026.

SVF II SPAC Investment 3 (DE) LLC is the record holder of 20,000,000 shares of Class A Common Stock. SVF II Strategic Investments AIV LLC is the record holder of 17,825,312 shares of Class A Common Stock. SB Northstar LP is the record holder of 2,000,000 shares of Class A Common Stock.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.'s investments, including as held by SVF II SPAC Investment 3 (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II SPAC Investment 3 (DE) LLC. SoftBank is the parent company of SVF II Strategic Investments AIV LLC and the parent company of Silver Brick Management PTE. LTD., which has been appointed as investment manager of SB Northstar LP and is responsible for making voting and investment decisions with respect to SB Northstar LP's investments.

As a result of these relationships, (i) SoftBank may be deemed to share beneficial ownership of the securities reported herein, (ii) each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Holdings (DE) LLC may be deemed to share beneficial ownership of securities held by SVF II SPAC Investment 3 (DE) LLC, and (iii) Silver Brick Management PTE. LTD. may be deemed to share beneficial ownership of securities held by SB Northstar LP.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5(b).
Transactions in the class effected during the past sixty days: On May 27, 2026, SVF Sponsor III (DE) LLC sold an aggregate of 5,590,000 shares of Class A Common Stock at a price of $50.415 per share. Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 27, 2026, SBIA US and SVF Sponsor III (DE) LLC are no longer the beneficial owners of any shares of Class A Common Stock.

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (05/29/2026)
- SB Investment Advisers (US) Inc.: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/29/2026)
- SVF Sponsor III (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/29/2026)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (05/29/2026)
- SoftBank Vision Fund II-2 L.P.: By: SB Global Advisers Limited, its Manager, /s/ Stephen Lam, Stephen Lam, General Counsel (05/29/2026)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (05/29/2026)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/29/2026)
- SVF II SPAC Investment 3 (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (05/29/2026)
- Silver Brick Management PTE. LTD.: /s/ Kozo Aramaki, Kozo Aramaki, Director (05/29/2026)
- SB Northstar LP: /s/ Stephen Lam, Stephen Lam, Director (05/29/2026)
- SVF II Strategic Investments AIV LLC: /s/ Stephen Lam, Stephen Lam, Director (05/29/2026)